FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 1.26.2016-1

LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

FILED VIA EDGAR

January 26, 2016

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549

Re:	Laredo Petroleum, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Fiscal Quarter ended September 30, 2015
Filed November 5, 2015
Response Letter dated October 23, 2015
File No. 001-35380

Dear Mr. Hiller:

Set forth below are the responses of Laredo Petroleum, Inc. (the "Company", "Laredo", "we") to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission" or "SEC") by letter dated January 8, 2016 as well as in a telephonic conversation with the Staff on January 13, 2016, with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014 (File No. 001-35380), filed with the Commission on February 26, 2015 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2015 (File No. 001-35380), filed with the Commission on November 5, 2015 (the "Form 10-Q").

For your convenience, the responses are prefaced by the Staff's comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated. All capitalized terms are as defined in the Form 10-K or Form 10-Q unless otherwise defined herein.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of Exhibit 1, Exhibit 2 and Exhibit 3 to the Company’s response to Staff’s comment 1. Specifically, the Company requests that the portions of this response marked by bracketed asterisks (i.e., [***]), in place of which confidential information has been included in the unredacted version of this letter that was submitted under separate cover to the Division of Corporation Finance, be maintained in confidence, not be made part of any public record and not be disclosed to any person as such information contains confidential business information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. Kenneth E. Dornblaser be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Dornblaser may be contacted at the following address and telephone number:

Mr. Kenneth E. Dornblaser
Senior Vice President & General Counsel
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119
Tel: 918.513.4570
Fax: 918.513.4571

The Company has delivered an unredacted version of this letter to the Staff, which includes confidential information omitted from this letter.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 1.26.2016-2

Form 10-K for the Fiscal Year ended December 31, 2014
Business
Proved Undeveloped Reserves, page 17

1.
We have read the information you provided in response to prior comments two and three, regarding your proved undeveloped (PUD) reserves, and require further clarification with respect to the following points.

•
Please reconcile between the actual periodic and cumulative conversion rates reflected in the PUD reserve rollforward with the view that you would be able to complete development of the PUD reserves reported as of December 31, 2014 in accordance with the five year requirement of Rule 4-10(a)(31)(ii) of Regulation S-X. With regard to scheduled conversions that exceed your historical rates of development, explain the rationale and factual basis underlying any view that economic recovery and development within the five-years from initial disclosure of the reserves are reasonably certain to occur. Please identify any assumptions you have made in formulating this view and describe the extent to which variation or resolution of the related uncertainties may impact your development plans.

Response:
When preparing our annual reserve reports and booking proved undeveloped ("PUD") reserves each year, we carefully considered our intended future development plan (from both an operational and a financial perspective) and made decisions that, at that time, reflected our reasonably certain belief regarding our future activities. Laredo has undergone significant changes since 2010, when we had acreage in two primary locations - the Anadarko Basin in Western Oklahoma and the Texas Panhandle, and the Permian Basin in West Texas. The Company determined through its drilling efforts that the Anadarko Basin was a “conventional play” while the Permian Basin acreage was a "resource play." A conventional play is generally described as a geographic area with prospective crude oil and natural gas resources where the development of such prospective resources requires the utilization of specific geological and petrophysical metrics that define the areal extent of the potential pay intervals and is generally drilled using standard vertical drilling and completion technologies. In contrast, a resource play is generally described as an expansive contiguous geographical area with prospective crude oil and natural gas resources that has the potential to be developed uniformly with repeatable commercial success due to advancements in drilling and multi-stage fracturing technologies.
Since 2010, we have evolved from a company with two separate and distinct producing basins to one, expanded our acreage position, enhanced our drilling and production returns through data gathering and improved technology and gained a better understanding of the most efficient manner in which to develop our acreage. Due to these factors and the nature of our Permian Basin acreage as a resource play supporting development drilling and not exploratory drilling, our actual results did not precisely follow our anticipated plans. We have established through our drilling program and extensive data collection that a significant extent of our Permian Basin acreage contains technically viable low-risk resources that could be but were not included in our five-year development plan. We believe that an understanding of these unbooked resources, ("Identified Unbooked Resources") is critical to understanding our historical conversion rates. We further believe it is important to note that in each of the last five years, when combining our PUD reserves together with converted Identified Unbooked Resources for each respective period ("Total Undeveloped Resources"), we converted Total Undeveloped Resources to Proved Developed Producing ("PDP") reserves at a rate greater than 20%, where we arrived at this conversion figure ("Total Undeveloped Resource Conversion Rate") by dividing the Total Undeveloped Resources converted during the applicable fiscal year by prior-year PUD reserves. See Exhibit 3. We believe, in this case, it is important to consider the total resource volumes because the wells included in our Total Undeveloped Resource Conversion Rate calculation meet all of the criteria for proved reserves, except that they were not scheduled on an individual well basis in our forward looking five-year development plans. While maintaining this robust conversion rate, we have shifted Laredo from drilling one-off vertical wells in both a conventional play and a resource play, to a pure resource play company with double the initial acreage focused on drilling long laterals within defined production corridors. The following paragraphs provide a brief explanation of the significant factors influencing our historical development on an annual basis.
In 2010 our drilling activity consisted primarily of vertical wells; however, we began to test the potential for horizontal drilling in both the Permian and Anadarko Basins. The majority of our capital was invested in development activities and we drilled 30 vertical development wells and two horizontal development wells in the Anadarko Basin and 263 vertical development wells (of which 223 vertical development wells were drilled by the previous owner of the acreage that we acquired in 2011 that was accounted for as a combination of entities under common control) and one

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 1.26.2016-3

horizontal development well in the Permian Basin. This program resulted in a Total Undeveloped Resource Conversion Rate of 72%. See Exhibit 3.
In 2011 we essentially doubled our acreage in the Permian Basin when, in July 2011, we acquired acreage located immediately to the south of our historic Permian Basin acreage, providing us with an 85-mile long and 20-mile wide parcel of largely contiguous acreage in Glasscock and Reagan Counties, Texas. As a result, we began to shift our focus to the Permian Basin resource play. The majority of our capital was invested in development activities and we drilled 15 vertical development wells and nine horizontal development wells in the Anadarko Basin and 215 vertical development wells (of which 77 were drilled by the previous owner of the acreage that we acquired in 2011 that was accounted for as a combination of entities under common control) and 21 horizontal development wells in the Permian Basin. This program resulted in a Total Undeveloped Resource Conversion Rate of 26%. See Exhibit 3.
During 2012 our focus shifted to (i) drilling in the Permian Basin rather than the Anadarko Basin, (ii) increased horizontal drilling rather than vertical drilling in both basins and (iii) drilling longer laterals in the Permian Basin. As of December 31, 2012, we believed we had proved the commercial production viability for horizontal drilling in four identified zones covering significant portions of our Permian Basin acreage. As a result, we expected our Permian Basin acreage to be the primary driver of our reserves, production and cash flow growth for the foreseeable future. Approximately $839 million of our $900 million capital budget was invested in development activities. We drilled five vertical development wells and 13 horizontal development wells in the Anadarko Basin and 146 vertical development wells and 35 horizontal development wells in the Permian Basin. This program resulted in a Total Undeveloped Resource Conversion Rate of 31%. See Exhibit 3.
In 2013 we recognized that investing in corridor infrastructure would create operating efficiencies, reduce costs and aid in the full development of our Permian Basin acreage. In August 2013 we divested our acreage in the Anadarko Basin in order to fully focus on our Permian Basin resource play. We also began drilling stacked laterals on multi-well pads and focused on further increasing the length of our laterals. Approximately $655 million of our $725 million capital budget was invested in development activities. We drilled eight horizontal development wells in the Anadarko Basin and 126 vertical development wells and 37 horizontal development wells in the Permian Basin. This program resulted in a Total Undeveloped Resource Conversion Rate of 22%. See Exhibit 3.
In 2014 we further reduced vertical drilling efforts and increased our focus on drilling stacked laterals on multi-well pads along our production corridors. At the time of our December 31, 2014 development plan we had essentially completed construction of our primary production corridors, the largest of which runs for approximately seven miles and can support more than 450 wells. These production corridors provided us with increased efficiencies and lower costs as we transitioned to multi-well pad development. Approximately $1 billion of our $1.3 billion capital budget was invested in development activities. We drilled 132 vertical development wells and 87 horizontal development wells in the Permian Basin. This program resulted in a Total Undeveloped Resource Conversion Rate of 31%. See Exhibit 3.
We believe that this history shows that we have consistently followed a plan to systematically develop our contiguous acreage position in the most cost-efficient manner available. This has resulted, over the past five years, in our acquisition of a significant acreage position in the Permian Basin adjacent to our original acreage block, and the disposition of our conventional resource play in the Anadarko Basin. During this period, we initially focused on delineating a significant portion of our Permian Basin asset by drilling vertical wells throughout the acreage position and capturing significant geological and geophysical data. This delineation allowed us to identify large blocks of contiguous acreage on our asset, which, in turn, enabled us to develop a series of production corridors. With these production corridors identified, we then began construction of the complete infrastructure necessary to support multi-well pad drilling that has allowed us to systematically drill down the corridors. Concurrent with our efforts, improvements in technology have resulted in a shift from vertical drilling to horizontal drilling and have provided much greater cost efficiencies and rates of return by allowing the drilling of longer lateral wells.
From our inception in 2006 through December 31, 2015, we have had an approximate success rate of 99% for wells drilled in our Permian Basin acreage. The impact of all of the factors identified above on our drilling plans during this period are numerous. We did not and and could not anticipate all of these factors at the time we made our respective PUD reserve determinations. We made such determinations with the best information we had at the time and believed that economic recovery and development of PUD reserves within five years from initial booking of the reserves was reasonably certain to occur, in light of the adjustments we identified. In summation, we added new acreage (in a resource play); we disposed of acreage (in a conventional play); we transitioned from a primarily vertical drilling company to a primarily horizontal drilling company; and we spent a significantly larger percentage of capital in the early years of our plan on infrastructure to support subsequent “manufacturing drilling” along our production

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 1.26.2016-4

corridors. This resulted in a PUD reserve conversion rate of less than 20% annually, but as evidenced by the Total Undeveloped Resource Conversion Rates stated above, during such period we consistently converted Identified Unbooked Resources at a greater rate than projected in our drilling plans.

•
Submit a schedule showing your development plans for each reserve strata as of December 31, 2014, indicating the specific year in which the PUD reserves are scheduled and reasonably expected to be developed, the capital expenditures that have been approved for such development and which you reasonably expect will be incurred for these particular sites according to these development plans.

Response:
Attached as Exhibit 1 are the tables previously submitted as Exhibit B in our September 2, 2015 response letter to the Staff, showing our development plans for each reserve strata as of December 31, 2014, indicating the specific year in which the PUD reserves were scheduled and reasonably expected to be developed and the corresponding capital expenditures that had been approved for such development. In addition to these schedules previously provided, we are also providing our December 31, 2015 PUD development plan and the associated capital requirements as approved by our Board of Directors, in the attached Exhibit 2.
Using prices current at the time of filing our 2014 Form 10-K, 95% of our December 31, 2014 PUD reserves were still economic and we still had the intent and had made the investment decision to develop those wells as scheduled, as stated in our September 2, 2015 letter. Furthermore, we were confident in our ability to fund our development plan through access to capital markets as demonstrated by our $754 million equity issuance in March 2015.
Commodity prices for crude oil were at low levels in the second half of 2015 and this reduction has accelerated further into the first quarter of 2016. As a result, we have significantly reduced our capital program for 2016. In addition, we have significantly reduced the portion of our reserves that historically we have categorized as PUD reserves. We have taken this step because we believe that given the current economic price environment, coupled with the uncertainty that such environment will have on the industry’s access to the capital markets, we cannot, with the reasonable certainty we have had in the past, plan for the development of such locations beyond a two-year horizon.

•
Submit a schedule comparing PUD conversion capital expended each period in the last five years (along with the corresponding volumes converted) to total development capital incurred each year; and contrast the trend in the conversion expenditures (and volumes converted) with the growth in your PUD reserves over this same timeframe. Please describe the nature of development activities on properties for which you had not established PUD reserves, and which did not therefore result in conversion of PUD reserves, with details sufficient to understand your rationale. Please also submit a tabulation of these costs according to their nature for each of the past five years.

Response:
Attached as Exhibit 3 are the requested schedules that compare PUD reserve conversion capital expended each period in the last five years (along with the corresponding volumes converted) to Total Undeveloped Resources development capital incurred each year contrasted to the trend in the conversion expenditures (and volumes converted) with the growth in our PUD reserves.
See our response to bullet one above where we describe the nature of our development and activities on properties for which we had not established PUD reserves, and which did not therefore result in conversion of PUD reserves.

•
Please reconcile the de-booked PUD reserves shown in Exhibit A to the corresponding figures in Exhibit B, provide explanations for any differences that are not presented in error, and for each material change to derecognize PUD reserves, identify the particular factors underlying the reserve determination that immediately preceded de-recognition that changed and caused your view of economic recoverability and development to no longer be supportable.

Response:
Exhibit A to our October 23, 2015 response letter consisted of a roll-forward schedule showing the changes to our total Company PUD reserves for each of the last five fiscal years, stratified according to the year in which we originally reported the reserves, and the related requested explanations for these changes.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 1.26.2016-5

Exhibit B to our October 23, 2015 response letter consisted of a subset of the information contained in Exhibit A of that response, focusing on only the reserves and locations that were scheduled for development in each of the last five fiscal periods, regardless of the year in which the reserves were originally reported. That Exhibit B was created to show how the locations planned for each fiscal period were either drilled, derecognized or rescheduled to a subsequent year, along with explanations. That Exhibit B further detailed the Company’s total PUD reserves drilling each year, by detailing how many PUD reserve locations were accelerated and drilled in that fiscal period.

•
Given the nature of concerns outlined above we believe that you should consider the extent to which your PUD reserves correspond to those properties that you reasonably expect to develop as scheduled and in due course at the time of completing each reserve report and reaffirming your development plans. If you have not fully considered reasonably possible variation in the factors that are necessary to support a view that economic recoverability and development of the PUD reserves within the five-year timeframe are reasonably certain to occur, you should revise your reserve booking procedures to take such reasonably possible variation into account, with the aim of strengthening the correlation between your development activities and PUD conversion. Please describe any revisions that you propose to address these concerns.

Response:
We will continue to give thoughtful consideration to our reserve procedures and will continue to discuss our development plans with Ryder Scott Company, L.P., who estimates our reserves. As previously stated above, we have reduced the PUD reserve well count contained in our December 31, 2015 reserve estimates due to the fact that we cannot, with the reasonable certainty we have had in the past, plan for the development of such locations beyond a two-year horizon given the current collapsing economic price environment coupled with the uncertain effect that such environment will have on the industry’s access to capital markets.
Additional information requested in January 13, 2016 telephonic conversation
As requested in our telephonic conversation with the Staff on January 13, 2016, the following are our estimated total future development and abandonment costs related to the development of PUD reserves in each of our December 31, 2013 and 2012 reserve reports. Based on the December 31, 2013 report, the capital estimated to be spent in 2014, 2015, 2016, 2017, and 2018 to develop the PUD reserves was $217 million, $545 million, $566 million, $531 million and $306 million, respectively. Based on the December 31, 2012 report, the capital estimated to be spent in 2013, 2014, 2015, 2016, and 2017 to develop the PUD reserves was $268 million, $355 million, $463 million, $559 million and $543 million, respectively.
Closing comment
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum, Inc.

By:	/s/ Richard C. Buterbaugh
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Ronald Winfrey, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
Kimberly Calder, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Val Rick Robinson, Ryder Scott Company, L.P.

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 01.26.2016-6

EXHIBIT 1

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FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 01.26.2016-7

EXHIBIT 2

[***]

FOIA confidential treatment requested by Laredo Petroleum, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
Omitted information has been filed under separate cover with the Commission
Page Code LPI 01.26.2016-8

EXHIBIT 3

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